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SEC FILE NUMBER
8-70709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: P2 Corporate Finance LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

964 Eulalia Road N, Suite 2
(No. and Street)

Atlanta	GA	30319
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Elizondo	770-608-7740	pelizondo@p2ibank.com
(Name)	(Area Code—Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Elizondo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of P2 Corporate Finance LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KEVIN AYALA
Notary Public
State of Florida
Comm#HH306087
Expires 8/29/2026

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of P2 Corporate Finance, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of P2 Corporate Finance, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of P2 Corporate Finance, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of P2 Corporate Finance, LLC's management. Our responsibility is to express an opinion on P2 Corporate Finance, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to P2 Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as P2 Corporate Finance, LLC's auditor since 2022.

Olathe, Kansas
March 28, 2023

P2 CORPORATE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

P2 CORPORATE FINANCE, LLC
Table of Contents
December 31, 2022

P2 CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash	$	41,943
Employee advance		39,000
Accounts receivable		16,767
Prepaid deposits and expenses		17,712
Equipment, net		4,219
TOTAL ASSETS	$	119,641
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses, and other liabilities		9,568
TOTAL LIABILITIES	$	9,568
MEMBER'S EQUITY		110,073
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	119,641

See notes to the Statement of Financial Condition.

1. **Organization and Nature of Business**

   P2 Corporate Finance, LLC (the Company) was organized as a Delaware Limited Liability Company in April 2021 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in August 2021. The Company is a wholly owned subsidiary of P2 IB Holding, LLC (Parent). The Company's business is operating as an investment banker in public and private placement transactions, mergers and acquisitions (M&A), and in providing strategic advice for its corporate clients.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2022 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2022, the Company had no cash equivalents.

   Account Receivable

   The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

   Leases

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2022 financial statements as the office lease agreement is considered month-to-month until termination by either party.

2. **Significant Accounting and Reporting Policies, Continued**

Fair Value

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The hierarchy consists of three levels:
- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivables, taxes payable, accounts payable, and accounts payable-related party.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2022. The Company is not currently under audit by any tax jurisdiction.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize and record credit losses on financial instruments such as loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

2. **Significant Accounting and Reporting Policies, continued**

ASC 606-10 defines a contract asset as an entity's conditional right to consideration in exchange for goods and services. The conditional right is based on something other than the passage of time, such a future performance. Once the conditional right has been fulfilled and an unconditional right to consideration exists, the contract asset becomes a trade receivable. While contract assets are not financial assets, ASC 606-10-45-3 requires these assets to be evaluated for credit losses under ASC 326-20. Therefore, estimates of expected credit losses on contract assets over their life are required to be recorded at inception and on an ongoing basis, based on historical information, current conditions, and reasonable and supportable forecasts.

3. **Employee compensation**

Compensation is transaction based and not considered earned nor payable to any registered representative until the transaction, client services, and all related fees have been accepted by the Company and payment received by the Company. The Company had no compensation payable for related transaction services at December 31, 2022.

4. **Employee advances**

At the discretion of management, the Company may at times extend an advance to an employee. Any advance paid to an employee essentially represents a short-term loan from the Company to said employee. As such, any advance to an employee is recorded as a current asset and is therefore reflected on the Statement of Financial Condition. The Company had a recorded balance of $39,000 in employee advances at December 31, 2022.

5. **Accounts receivable**

The Company may, at times, have an account receivable related to retainer fees from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience and customer worthiness.

At December 31, 2022, the Company had $15,000 accounts receivable from executed contracts and this balance is included in the Statement of Financial Condition. Management has concluded that the amounts are fully collectible and therefore no allowance for credit loss is required.

6. **Equipment, net**

Equipment is recorded at cost less accumulated depreciation. Additions, improvements, renewals, and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation is computed on the straight-line method over the estimated useful life of each depreciable asset. The estimated useful life of computer equipment is five years.

6. Equipment, net, continued

A summary of equipment at December 31, 2022, was as follows:

Computer equipment	$	5,625
Accumulated depreciation		(1,406)
Total premises and equipment, net	$	4,219

7. Related Parties

The Company is a wholly owned subsidiary of P2 IB Holding, LLC (Parent). In connection with this relationship, the Company and the Parent have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Parent on its behalf. The agreement is considered month-to-month until termination by either party. At December 31, 2022 there was no payable due to the Parent in relation to shared expenses between the related parties.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1.

At December 31, 2022, the Company had net capital of $32,375 which was $27,375 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 29.55%.

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2022.

9. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended December 31, 2022.

10. Restrictions on Contributed Capital

The Parent made capital contributions to the Company totaling $3,600 during the period ending December 31, 2022, of which $3,600 was noncash. No equity capital of the Company may be withdrawn for a period of one year from the date such equity capital is contributed, unless otherwise permitted by FINRA in writing. The contributions to the Company during 2022 of $3,600 will expire December 2023; however, the Company is permitted to withdraw profits earned during this restricted time period.

11. Risk and Uncertainties

Interest Rates and Inflation

Virtually all major economies around the world saw a rise in inflation throughout 2022. In an effort to combat uncontrolled inflation, the Fed decided to increase interest rates at an accelerated pace throughout the year. The sharp rise in interest rates led to a deep-rooted uncertainty regarding economic activity, which in turn, created a challenging year for financial markets.

Although rising interest rates did not materially affect the Company, as the Company has no debt or investment holdings, uncertainty in the financial markets did create a negative impact on raising capital for both public and private clients. Additionally, it created a downward impact of company and deal transaction values in 2022.

Rising inflation and interest rates will most likely continue to have a negative impact on M&A deal momentum well into 2023; however, the extent of any such impact to the Company depends on developments which are highly uncertain and cannot be predicted.

Coronavirus

The COVID-19 coronavirus pandemic has had adverse impacts to global commercial activity and has continued to contribute to volatility in the financial markets. Although certain economic conditions may have shown signs of improvement in 2022, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

12. Commitments and Contingencies

The Company does not have any commitments or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

13. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2022 through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2022 financial statements.